OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL FUND, L.L.C.
                           c/o Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                            Rye Brook, New York 10573

                                                                   June 13, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

     Re: Old Mutual Emerging Managers Institutional Fund, L.L.C. (the
         "Registrant") REGISTRATION FILE NO. 333-139653

Dear Mr. Grzeskiewicz:

     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on June 13, 2008 or as soon as practicable thereafter.

     Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                OLD MUTUAL EMERGING MANAGERS
                                INSTITUTIONAL FUND, L.L.C.


                                By: /s/ Ross Weissman
                                    ---------------------------------
                                    Name:  Ross Weissman
                                    Title: Chief Financial Officer

                                OLD MUTUAL INVESTMENT PARTNERS


                                By: /s/ Mark Black
                                    ---------------------------------
                                    Name:  Mark Black
                                    Title: Chief Financial Officer